EXHIBIT 99.0

AGREEMENT

                    This Agreement (this “Agreement”) by and between Mattel, Inc., a Delaware corporation (together with its successors and assigns, the “Company”) and Adrienne Fontanella (the “Executive”) is dated as of April 11, 2003 (the “Effective Date”).

                    WHEREAS, the Executive has been employed by the Company as the President of Girls/Barbie division of the Company pursuant to an Employment Agreement between the Company and the Executive effective as of April 1, 1999, as amended as of February 10, 2000, and further amended as of July 20, 2000 (as so amended, the “Employment Agreement”);

                    WHEREAS, the Company has consolidated the Girls/Barbie and the Boys/Entertainment divisions under one division and as a result the Company has eliminated the Executive’s position as of the Termination Date (as defined in Section 1);

                    WHEREAS, such termination shall constitute a termination without “Cause” under the Employment Agreement;

                    WHEREAS, it is the Company’s intent not to provide the Executive with severance benefits that would significantly exceed those to which she may be entitled under the terms of the Employment Agreement; and

                    WHEREAS, the Company and the Executive wish to set forth their mutual agreement as to the terms and conditions of such termination.

                    NOW, THEREFORE, the Company and the Executive hereby agree as follows:

                    1.     Termination.  Effective as of February 27, 2003 (the “Termination Date”), the Company terminates the Executive’s employment with the Company and all other positions the Executive holds with the Company and all other positions that the Executive holds as an officer or member of the board of directors of any of the Company’s subsidiaries or affiliates (the Company and all of its subsidiaries and affiliates are hereinafter referred to as the “Affiliated Entities”).  The Executive hereby agrees to execute any and all documentation to effectuate such terminations, but she shall be treated for all purposes as having so terminated as of the Termination Date, regardless of when or whether she executes any such documentation.  All capitalized terms used but not defined herein shall have the meaning set forth in the Employment Agreement.  Within 24 hours of the Termination Date, the Company paid to the Executive all of the Executive’s accrued but unpaid base salary in accordance with applicable law.

                    2.     Severance Payments and Benefits.  Subject to Section 8 and Section 9(a) hereof:

                    (a)     The Company shall pay to the Executive in a lump sum in cash within 30 days after the Termination Date the sum of $6,504,500, representing the sum of the following amounts:  (i) $641,300, representing an amount with respect to the Executive’s current year Bonus as set forth in clause (i)(B) of Section 5(d) of the Employment Agreement; (ii) $4,850,700, representing three times the sum of the Executive’s annual Base Salary and Bonus, calculated as set forth in clause (i)(C) of Section 5(d) of the Employment Agreement; (iii) $892,500, representing the Executive’s annual bonus under the Mattel Incentive Plan for calendar year 2002; (iv) $100,000, representing a payment in full satisfaction of the Company’s obligations under Section 3(k) of the Employment Agreement and (v) $20,000, representing a payment in full satisfaction of the Company’s obligations under clause (v)(B) of Section 5(d) of the Employment Agreement.

                    (b)     Promptly upon submission by the Executive of supporting documentation, the Company shall pay or reimburse the Executive for any costs or expenses paid or incurred by the Executive prior to the Termination Date which would have been payable under Section 3(e) of the Employment Agreement if the Executive’s employment had not terminated.

                    (c)     Until the earlier of (x) the third anniversary of the Termination Date or (y) the date on which the Executive becomes gainfully employed in a substantially similar employment position, the Company shall provide to the Executive at the Company’s expense:  (i) coverage for the Executive and her eligible dependents under the Company’s medical, dental, prescription drug and vision care group insurance as in effect from time to time on the same terms and conditions as such insurance is available to active employees of the Company (the last 18 months of the Executive’s coverage under such insurance shall be deemed to be participation under an election to continue such benefits under the Consolidated Omnibus Budget Reconciliation Act); (ii) financial counseling and tax preparation services on the same terms as provided other senior executives of the Company through the vendor engaged and paid for by the Company; and (iii) membership in one city or country club and related expenses, it being understood that the Company shall cause the membership to be transferred to the Executive at no cost to the Executive within 60 days of the Effective Date.

                    (d)     In accordance with the terms of the retention loan agreements between the Executive and the Company dated, respectively, as of October 29, 1999 and April 7, 2000 (the “Loan Agreements”), the Company shall pay, promptly following the execution of this Agreement, (i) to the Executive, the sum of $531,114.70, and (ii) to the appropriate taxing authorities, the aggregate sum of $469,444.24, in full satisfaction of the Company’s obligations under the Loan Agreements.

                    (e)     Promptly upon submission of an invoice, the Company shall pay the Executive’s attorneys for their fees in connection with negotiating and preparing this Agreement, subject to a maximum of $62,000.

                    (f)     Following the Termination Date, the Executive shall retain the Company-provided automobile currently in her possession until expiration of the lease at which time the Executive may purchase the automobile for $100.  As of the Termination Date, all expenses related to such automobile, including but not limited to insurance, repairs, maintenance, gasoline, and car phone and associated expenses, shall be the sole responsibility of the Executive, provided that during the term of the lease the Company shall pay the leasing costs associated with such automobile.

                    3.     Stock Options.  Subject to Section 8 and Section 9(a) hereof, any options granted to the Executive that were outstanding as of March 30, 2000 and remain outstanding as of the Termination Date (1) to the extent unvested, shall immediately vest as of the Termination Date, and (2) shall remain exercisable through the scheduled term of the option.  All other options outstanding as of the Termination Date shall fully vest on the Termination Date and remain exercisable for 90 days following the Termination Date.  Exhibit A hereto sets forth certain information regarding the treatment pursuant hereto of stock options granted to the Executive.

                    4.     Other Benefits.  Following the Termination Date, the Executive shall be entitled to receive her vested benefits under the Company’s 401(k) Plan (including any vested Company matching contributions thereunder), Deferred Compensation Plan and PIP Excess Plan in accordance with the terms thereof.

                    5.     Nondisparagement.  (a)  The Executive shall not make, participate in the making of, or encourage any other person to make, any statements, written or oral, which disparage, or reflect unfavorably upon the image or reputation of, any of the Affiliated Entities, or any of their respective then-current or former directors or senior executives.

                    (b)     The Company shall not, and shall advise its executive officers and directors not, to make, participate in the making of, or encourage any other person to make, any statements, written or oral, which disparage, or reflect unfavorably upon the image or reputation of, the Executive.

                    (c)     Notwithstanding the foregoing, nothing in this Section 5 shall prohibit any person from making truthful statements to the extent (i) necessary with respect to any litigation, arbitration or mediation involving this Agreement, including, but not limited to, the enforcement of this Agreement or (ii) required by law or by any court, arbitrator, mediator or administrative or legislative body (including any committee thereof) with actual or apparent jurisdiction to order such person to make such truthful statements.

                    6.     Cooperation.  For three years following the Termination Date, the Executive agrees to cooperate with and make herself reasonably available to the Company in any pending or future governmental or regulatory investigation or proceeding, which relates to a matter of which the Executive has knowledge or for which the Executive was responsible at the Company prior to the Termination Date.  The Company will compensate the Executive for making herself so available at the rate of $3,000 per day (prorated for any partial day, assuming that the $3,000 rate is in consideration for an eight hour day) and will reimburse the Executive for all reasonable costs and expenses (including reasonable attorneys’ fees if the Executive reasonably determines that separate representation is necessary) that she incurs in connection with any such investigation or proceeding.  The Executive shall not be required to provide cooperation pursuant to this Section 6 for more than seven days during each year in such three-year period, with no carryover of any unused days to any subsequent year in this period.  For these purposes, cooperation by the Executive entailing up to four hours on a single day shall be treated as a half-day of cooperation and more than four hours on a single day shall be treated as a full day of cooperation, except that cooperation by the Executive entailing any period of time on a single day that requires the Executive’s presence at a location specified by the Company shall be treated as a full day of cooperation.

                    7.     Return of Property.  Within five days after the Effective Date, except as specifically provided otherwise in this Agreement, the Executive shall surrender to the Company all property of the Affiliated Entities in the Executive’s possession and all property made available to the Executive in connection with her employment with the Company, including, without limitation, any and all records, manuals, customer lists, notebooks, computer programs, and files, papers, electronically stored information and documents kept or made by the Executive in connection with the Executive’s employment.  Anything to the contrary notwithstanding in this Agreement or in the Employee Confidential Information and Inventions Agreement between the Company and the Executive dated May 20, 1996 (the “Confidentiality Agreement”), the Executive shall be entitled to retain (i) her home computers, cell phone, palm pilot and tape recorder, (ii) papers and other materials of a personal nature, including, but not limited to, personal photographs, personal correspondence, personal diaries, calendars and Rolodexes, personal files and phone books, (iii) information in her possession showing her compensation or relating to reimbursement of expenses and (iv) information in her possession that she reasonably believes may be needed for purposes of preparing her personal income tax returns.

                    8.     Restrictive Covenants.  (a) The Executive’s right to receive any unpaid compensation or benefits due pursuant to Sections 2 and 3 hereof  that remain unpaid to, or unrealized by, the Executive shall be subject to forfeiture if the Executive is not in compliance with Section 10 of the Employment Agreement, which Section 10 shall survive in its entirety in accordance with its terms as modified herein:

                    (b)     Section 10(a) of the Employment Agreement (as incorporated herein) is modified as follows:

                              (i)     Any reference to the Executive Patent and Confidence Agreement shall refer to the Confidentiality Agreement as defined in Section 7 hereof.

                              (ii)    Anything to the contrary notwithstanding in this Agreement or in the Confidentiality Agreement, the provisions of the Confidentiality Agreement and Section 10(a) of the Employment Agreement shall not apply (A) to any disclosure or use of Proprietary Information (as defined in the Confidentiality Agreement) or other information to the extent necessary to comply with the Executive’s duty to render services or assistance under Section 6 hereof, (B) as required by law or by any court, arbitrator, mediator or administrative or legislative body (including any committee thereof) with actual or apparent jurisdiction to order the Executive to disclose or make accessible any information or (C) to the disclosure of the tax treatment and tax structure, each as defined in Treasury Regulations Section 1.6011-4, of the matters provided for herein.

                              (iii)   The provisions of Section 10(c) of the Employment Agreement shall apply for 12 months following the Termination Date.  In addition, anything to the contrary notwithstanding, it shall not be deemed to be a violation of Section 10(c) of the Employment Agreement (as incorporated herein) for the Executive to provide a personal reference for any Company employee setting forth her personal views about such employee so long as such personal reference is not provided with respect to a position at a potential employer with which the Executive is affiliated in any manner.  In addition, the Company acknowledges that its employees may join a company or other entity with which the Executive is affiliated and that such event shall not constitute a violation of Section 10(c) of the Employment Agreement if the Executive was not involved in (A) the hiring of the Company employee, (B) identifying such employee as a potential recruit or (C) otherwise assisting in the recruitment of such employee.

                    9.     Mutual Releases.  (a)  The Executive’s right to receive the benefits set forth in Sections 2 and 3 hereof (other than the benefits set forth in Section 2(d)) is contingent on the Executive’s execution and non-revocation during the applicable seven-day revocation period of the release attached hereto as Exhibit B (the “Release”) and in no event shall the Executive be entitled to the benefits set forth in Sections 2 and 3 hereof (other than the benefits set forth in Section 2(d)) until the Release has been executed and not revoked by the Executive during such seven-day revocation period.

                    (b)     In consideration of the Executive entering into this Agreement, the Company, on behalf of itself and other Affiliated Entities and their respective current and former, shareholders, partners, officers, directors, agents, employees, servants, assigns, executors, administrators, accountants, attorneys, representatives, investigators, insurers, and any and all other related individuals and entities, if any, and each of them, in their capacities as such (collectively, “Company Releasors”), forever relieves, releases, and discharges the Executive and her dependents, heirs, administrators, agents, executors, successors and assigns from any and all claims, debts, liabilities, demands, obligations, liens, promises, acts, agreements, costs and expenses (including, but not limited to, attorneys’ fees), damages, actions and causes of action, of whatever kind or nature, arising out of, or relating to, the Executive’s employment or termination thereof, including, but not limited to, any claims arising out of Federal, state or local employment law or ordinance, tort, contract or alleged violation of any legal obligation or breach of fiduciary duty.  This release by the Company and other Company Releasors of claims contained herein covers both claims that the Company and such other releasors know about and those they may not know about.  The Company expressly waives all rights afforded by any statute (such as Section 1542 of the civil code of the State of California), which limits the effect of a release with respect to unknown claims.  With respect to claims released herein, the Company understands the significance of its release of unknown claims and its waiver of statutory protection against a release of unknown claims (such as under Section 1542).  Section 1542 of the Civil Code of the State of California states as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

Notwithstanding the provision of Section 1542, the Company expressly acknowledges that this release of the claims contained herein is intended to include both claims that the Company and any other Company Releasor know about and those they do not know or suspect to exist.  Anything herein to the contrary notwithstanding, nothing herein shall release the Executive from any claims or damages based on (i) any right the Company may have to enforce this Agreement or for breach by the Executive of this Agreement, (ii) any right or claim that arises after the Effective Date, or (iii) any acts or omissions by the Executive prior to the Effective Date that would have been grounds for a termination of the Executive’s employment for “cause” as defined in the Employment Agreement.  The Company represents and warrants that as of the Effective Date it knows of no basis for any claims against the Executive pursuant to subclause (iii) of this Section 9(b).

                    10.    No Set-Off.  Except as provided herein, the Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any circumstances, including without limitation any set-off, counterclaim, recoupment, defense or other right, which the Company may have against the Executive or others.  The Company agrees to pay to the full extent permitted by law, all legal fees and expenses which the Executive may reasonably incur as a result of any contest (regardless of the outcome thereof) by the Company or others of the validity or enforceability of, or liability under, Section 2, Section 3, Section 4, Section 8, Section 13(d) or Section 13(e) hereof.

                    11.    Entire Agreement; Amendment; Waiver.  This Agreement sets forth the entire agreement of the Company and the Executive with respect to the subject matter hereof, and supersedes the Employment Agreement in its entirety, except as specifically provided herein.  Any provisions from the Employment Agreement that expressly survive this Agreement are incorporated herein by reference as set forth herein.  This Agreement may be amended, modified or changed only by a written instrument executed by the Executive and the Company.  No provision of this Agreement may be waived except by a writing executed and delivered by the party sought to be charged.  Any such written waiver will be effective only with respect to the event or circumstance described therein and not with respect to any other event or circumstance, unless such waiver expressly provides to the contrary.  Without limiting the generality of the foregoing, the Executive expressly acknowledges and agrees that except as specifically set forth in this Agreement, she is not entitled to receive any severance pay, severance benefits, compensation or employee benefits of any kind whatsoever from any of the Affiliated Entities.  In the event of any inconsistency between any provision of this Agreement and any other provision of any plan, policy, program, arrangement of, or other agreement with, the Company, the provisions of this Agreement shall control.

                    12.    Successors.  (a)  This Agreement is personal to the Executive and without the prior written consent of the Company shall not be assignable by the Executive otherwise than by will or the laws of descent and distribution.  This Agreement shall inure to the benefit of and be enforceable by the Executive’s legal representatives.

                    (b)     This Agreement shall inure to the benefit of and be binding upon the Company and its successors.

                    13.    Miscellaneous.  (a)  This Agreement shall be governed by and construed in accordance with the laws of the State of California, without reference to principles of conflict of laws.  The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

                    (b)     All notices and other communications hereunder shall be in writing; shall be delivered by hand delivery to the other party or mailed by registered or certified mail, return receipt requested, postage prepaid; shall be deemed delivered upon actual receipt; and shall be addressed as follows:

If to the Executive:

At the most recent address on file at the Company.

If to the Company:

Sr. Vice President, Human Resources
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245

or to such other address as either party shall have furnished to the other in writing in accordance herewith.

                    (c)     The Company agrees to indemnify the Executive in accordance with the Company’s Restated Certificate of Incorporation and Amended and Restated Bylaws, each as may be amended from time to time.  Following the Termination Date, the Company also agrees to continue to maintain a directors’ and officers’ liability insurance policy or policies covering the Executive on terms and conditions no less favorable to her than the coverage that the Company provides to its senior executives until such time as suits against the Executive are no longer permitted by applicable law.

                    (d)     Following the Termination Date, Section 14 of the Employment Agreement shall continue to remain in full force and effect.  The Executive agrees to cooperate with the Company in seeking to rebut any presumption that her termination of employment and any payments or benefits hereunder were in connection with a change in control of the Company.

                    (e)     Following the Termination Date, Section 8 of the Employment Agreement shall survive in its entirety, provided that any references therein to the “Agreement” shall be deemed to refer to this Agreement and not the Employment Agreement (as defined herein).

                    (f)     Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

                    (g)     The Company may withhold from any amounts payable under this Agreement such Federal, state, local or other taxes as shall be required to be withheld pursuant to any applicable law or regulation.

                    (h)     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.  Signatures delivered by facsimile shall be effective for all purposes.

                    IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the date first set forth above.

THE EXECUTIVE:

/s/ Adrienne Fontanella

Adrienne Fontanella

THE COMPANY:

Alan Kaye, Sr. Vice President, Human Resources Mattel Inc., a Delaware corporation

By:	/s/ Alan Kaye